Morgan Crucible

27th June 2007





Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,



**Paul Andrew Boulton**
**Company Secretary**

Enclosure

The Morgan Crucible Company plc
Quadrant, 55-57 High Street, Windsor, Berkshire SL4 1LP UK | Tel: +44 (0)1753 837000 | Fax: +44 (0)1753 850872 | www.morgancrucible.com

K:\Stock Exchange Announcements\SEC Filing Letter.doc

| ISSUER | FILE NO. |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

| | |
|---|---|
| Company | Morgan Crucible Co PLC |
| TIDM | MGCR |
| Headline | Director/PDMR Shareholding |
| Released | 16:39 28-Jun-07 |
| Number | 2536Z |

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

**THE MORGAN CRUCIBLE COMPANY PLC**

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i) ABOVE**

3. Name of ***person** discharging managerial responsibilities*

**DR ANDREW JOSEPH HOSTY**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

**N/A**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

**A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

**ORDINARY SHARES OF 25P**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

**DR ANDREW JOSEPH HOSTY**

State the nature of the transaction

**SALE OF SHARES**

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

**N/A**

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**N/A**

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

**67,901**

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.024%**

13. Price per *share* or value of transaction

**280.5p**

14. Date and place of transaction

**25th JUNE 2007**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

**21,836 SHARES 0.008%**

16. Date issuer informed of transaction

**28th JUNE 2007**

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

**N/A**

18. Period during which or date on which it can be exercised

**N/A**

19. Total amount paid (if any) for grant of the option

**N/A**

20. Description of *shares* or debentures involved (*class* and number)

**N/A**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

**N/A**

23. Any additional information

**NONE**………………………………

24. Name of contact and telephone number for queries

**MR PAUL ANDREW BOULTON TELEPHONE 01753 837000**

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**MR PAUL ANDREW BOULTON**

**Date of notification**

**28th JUNE 2007**

………………………………

………………………………

END
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RNS Number:1628Z
Morgan Crucible Co PLC
27 June 2007

The Morgan Crucible Company plc announces that on 27 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 280.03 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 281,020,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 281,020,142.

The above figure 281,020,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000
Paul Boulton



END

POSSEMFWWSWSESM

RNS Number:0730Z
Morgan Crucible Co PLC
26 June 2007



| ISSUER | FILE NO. |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

The Morgan Crucible Company plc announces that on 26 June 2007 it purchased for cancellation from Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 280.47 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital will consist of 281,220,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc will be 281,220,142.

The above figure 281,220,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries:

The Morgan Crucible Company plc 01753 837 000
Paul Boulton



END

POSSEFFWMSWSESM

| | |
|---|---|
| **Company** | Morgan Crucible Co PLC |
| **TIDM** | MGCR |
| **Headline** | Director/PDMR Shareholding |
| **Released** | 17:04 26-Jun-07 |
| **Number** | 0735Z |

| **ISSUER** | **FILE NO.** |
|---|---|
| The Morgan Crucible Company plc | 82-3387 |

**NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS**

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

**THE MORGAN CRUCIBLE COMPANY PLC**

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i) ABOVE**

3. Name of ***person*** *discharging managerial responsibilities*

**MR BALI BANDHA**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

**N/A**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

**A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

**ORDINARY SHARES OF 25p**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

**MR BALI BANDHA**

State the nature of the transaction

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

**10,000**

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.004**

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

**4,630**

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.002**

13. Price per *share* or value of transaction

**281.32p**

14. Date and place of transaction

**22ND JUNE 2007**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

**11,370 SHARES 0.004%**

16. Date issuer informed of transaction

**25th JUNE 2007**

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

**N/A**

18. Period during which or date on which it can be exercised

**N/A**

19. Total amount paid (if any) for grant of the option

**N/A**

20. Description of *shares* or debentures involved (*class* and number)

**N/A**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

**N/A**

22. Total number of *shares* or debentures over which options held following notification

**N/A**

23. Any additional information

**NONE**…………………………………

24. Name of contact and telephone number for queries

**MR PAUL ANDREW BOULTON TELEPHONE 01753 837000**

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**MR PAUL ANDREW BOULTON**

**Date of notification**

**26th JUNE 2007**

………………………………

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

**THE MORGAN CRUCIBLE COMPANY PLC**

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

**(i) ABOVE**

3. Name of ***person** discharging managerial responsibilities*

**DR ANDREW JOSEPH HOSTY**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

**N/A**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a

non-beneficial interest

**A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

**ORDINARY SHARES OF 25p**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

**DR ANDREW JOSEPH HOSTY**

State the nature of the transaction

**EXERCISE OF EXECUTIVE SHARE OPTIONS AND SALE OF RESULTING SHARES**

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

**44,459**

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.016**

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

**44,459**

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.016**

13. Price per *share* or value of transaction

**281.329p**

14. Date and place of transaction

**22nd JUNE 2007**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

**89,737 SHARES 0.032%**

16. Date issuer informed of transaction

**25th JUNE 2007**

**If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes**

17 Date of grant

**N/A**

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

**N/A**

20. Description of *shares* or debentures involved (*class* and number)

**N/A**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

**N/A**

22. Total number of *shares* or debentures over which options held following notification

**N/A**

23. Any additional information

**NONE**………………………………

24. Name of contact and telephone number for queries

**MR PAUL ANDREW BOULTON TELEPHONE 01753 837000**

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**MR PAUL ANDREW BOULTON**

**Date of notification**

**26th JUNE 2007**

## NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

**THE MORGAN CRUCIBLE COMPANY PLC**

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) ABOVE

3. Name of *person discharging managerial responsibilities*

**MR ANDREW RILEY**

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

**N/A**

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

**A HOLDING OF THE PERSON REFERRED TO IN 3 ABOVE**

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

**ORDINARY SHARES OF 25p**

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

**MR ANDREW RILEY**

State the nature of the transaction

**EXERCISE OF AN EXECUTIVE SHARE OPTION AND PARTIAL SALE OF RESULTING SHARES**

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

**21,686**

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.008**

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

**8,932**

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

**0.003**

13. Price per *share* or value of transaction

**281.329p**

14. Date and place of transaction

**22nd JUNE 2007**

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

**35,543 SHARES 0.013 %**

16. Date issuer informed of transaction

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

**N/A**

18. Period during which or date on which it can be exercised

**N/A**

19. Total amount paid (if any) for grant of the option

**N/A**

20. Description of *shares* or debentures involved (*class* and number)

**N/A**

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

**N/A**

22. Total number of *shares* or debentures over which options held following notification

**N/A**

23. Any additional information

**NONE**………………………………

24. Name of contact and telephone number for queries

**MR PAUL ANDREW BOULTON TELEPHONE 01753 837000**

**Name and signature of duly authorised officer of *issuer* responsible for making notification**

**MR PAUL ANDREW BOULTON**

**Date of notification**

**26th JUNE 2007**

………………………………

END

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